UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

Knightscope was founded in 2013 to develop advanced physical security technology with the goal of being able to predict and prevent crime in the long-term. Globally, over $500 billion is spent each year on security and security-related products in the public and private sector. We believe that approximately $300 billion of this expenditure is addressable by the products and services that Knightscope has developed or is planning to develop in the future. As the global population grows, we believe the current worldwide security and law enforcement apparatus will not scale and will require new solutions.

In the United States, there are more than 8,000 private security firms and there are 17,985 state and local law enforcement agencies - a fragmented marketplace that we believe offers numerous opportunities for disruption. Of the market leaders, there are three major private security firms in the United States and Knightscope is partnered with two of them as channel partners: Allied Universal Security Services (“Allied Universal”) and Securitas Security Services USA (“Securitas”). Knightscope can help these and other channel partners in the private security industry with margin expansion, competitive advantage in the marketplace and long-term employee and client retention by providing a “sticky” technology set. Knightscope’s technology can integrate into the existing systems and processes of security firms to augment and enhance their capabilities and services.

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The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Our ADMs, in current models of the outdoor “K5” and the recently released indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors that is accessible through the Knightscope Security Operations Center (KSOC), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively. The KSOC is available both on desktop and mobile devices.

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”). See “Regulation A Offering; Issuance of Series m Preferred Stock” in Item 2 of this report.

Principal Products and Services

Knightscope currently offers three products: (1) the “K5” ADM for outdoor usage, (2) the “K3” ADM for indoor usage, and (3) the KSOC user interface with the ADMs. Primarily all of our revenues to-date have come from the K5 and the KSOC. The Company received contracts for its initial K3 machines to be deployed in the field, with the first one operational at a client site in October 2016 and numerous others are now deployed under customer contracts. The Company works continuously to improve and upgrade the ADMs and their precise specifications may change over time.

ADMs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ADMs employ a number of autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (IMU), and wheel encoders. Each ADM can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each machine is able to autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet

•	Width: 3 feet

•	Weight: 398 pounds

The K5 is designed to be used outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouse, logistics facilities, college campus, airports and train stations. The K5’s advanced anomaly detection features include:

•	360 degree high definition night and day video capture;

•	Live streaming and recorded high definition video capabilities;

•	Automatic license plate recognition;

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•	Parking space utilization feature, which provides information regarding use and utilization of parking spaces in any given parking structure;

•	Parking meter feature, which assesses the top 10 vehicles and their "dwell time" in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;

•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the time-stamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ADM;

•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;

•	Two way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and

•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet

•	Width: 2 feet

•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities, but the parking utilization, parking meter and license plate recognition features are turned off.

The ADMs include several communications features. The units can transfer data over 4G LTE networks and/or Wi-Fi. Each one has an intercom that may be used for two-way communication with security. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages. They also can measure hyper local conditions such as temperature, pressure, humidity and CO2 levels.

The ADMs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ADMs find and dock to a charge pad, recharging for 10 to 20 minutes before resuming patrol. The machines remain operational during the charging period, providing 24/7 uptime to clients.

KSOC

The Knightscope Security Operations Center (KSOC) is our intuitive, browser-based interface that, coupled with ADMs, provides security professionals with “smart mobile eyes and ears.” It is also available as an app for iOS and Android devices. Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ADMs in the user’s network, accessing it from a security operations center, a remote laptop or a mobile device.

Products in Development

We intend to use the net proceeds of the Regulation A Offering in part to finance the development of new features and machines. One such feature that is currently under development is visible and concealed weapon detection technology. We are also in the process of developing the “K7” ADM, which will have the same features as the K5, but will employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. The K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil/gas fields.

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Our strategy is to focus on the United States as our first and only market for the foreseeable future before considering global expansion.

Market

Knightscope’s products are designed to supplement the work of security professionals and are suited to most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and nearly 18,000 law enforcement agencies - a fragmented marketplace that we believe offers numerous opportunities for disruption. There are three major private security firms in the United States and Knightscope is partnered with two of them as channel partners: Allied Universal and Securitas. Knightscope can help these and other channel partners in the private security industry with margin expansion, competitive advantage in the marketplace and long-term employee and client retention by providing a “sticky” technology set. Knightscope’s technology integrates easily into the existing systems and processes of security firms to augment and enhance their capabilities and services.

The Company’s ADMs have thus far operated “in the field” for over 125,000 hours and machines-in-network have traveled a total of 70,000 miles, collectively. In fact, one such ADM has traveled the equivalent distance of a round-trip drive from San Francisco to New York, twice over. ADMs are deploying in a variety of environments including malls, hospitals, corporate campuses, movie studios, power utility companies and a sports stadium. New potential environments include airports, logistics facilities, train stations and college campuses.

We intend to use a portion of the net proceeds of the Regulation A Offering to scale our production to sell to more clients in California. As announced on January 31, 2017, we also plan to expand our efforts to sell nationwide. To that end, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a Machine-as-a-Service (MaaS) business model. We charge clients an average price of $7 per hour per machine, which we believe compares favorably to a human guard or mobile vehicle patrol unit. We sign year-long contracts with our clients. At such a price point, running an ADM 24/7 can generate over $61,000 in annual revenue per machine. Although initial sales were made directly to clients, we have also started to sell through our channel partners, Allied Universal and Securitas, two of the three largest private security firms in the United States, with whom we have entered into master service agreements. On February 27, 2017, Securitas and Knightscope announced a three-year extension of their initial master services agreement. Channel partners have discretion on pricing and may bundle additional services with the primary service of the Company.

Allied Universal is the largest private security company in the United States with over 140,000 employees and nearly $5 billion in sales. Securitas is the world’s second largest private security company with 300,000 employees and nearly $10 billion in revenue. Knightscope has executed master service agreements with both firms that allow them to effectively offer our technologies to their existing clients. This provides a more frictionless manner in which a client can onboard the technology utilizing an existing security provider and at the same time provides both security providers a distinct competitive advantage in the marketplace. Although these two firms provide a compelling sales channel, the company does not exclusively rely on these agreements and continues to sell directly or partner with additional firms at its own discretion.

We also market our products at trade shows, such as ASIS International and ISC West, as well as Company-sponsored private events and on-site private demonstrations. We regularly advertise in the media through various channels both online and offline.

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the field at the same scale with actual paying clients. We are aware of a number of new ventures, start-ups and university research programs in Europe and Asia that are developing or have recently introduced products that could compete with our ADMs. Many outside of the security industry erroneously assume we compete against closed-circuit television (CCTV) providers, but cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a client the plethora of capabilities available in an ADM/KSOC combination. We believe having these two types of systems working together provides a more holistic approach to reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

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We are aware of a self-funded start-up, SMP Robotics Services Corp., which produces an outdoor autonomous security platform that it markets through third-party distributors. In June 2016, Gamma 2 Robotics launched an indoor autonomous security patrol robot that it markets through a third-party distributor. Also, in September 2016, Autonomous Solutions, Inc. and Sharp Electronics, a subsidiary of Sharp Corporation, launched an automated unmanned ground vehicle for security. In March 2017, Cobalt Robotics, a seed stage company, announced that it had released an autonomous mobile robot designed for indoor security applications on a trial pilot basis.

We also compete indirectly with private physical security firms that provide clients with security personnel and other security services. There are more than 8,000 such firms in the United States alone. Our ADMs offer clients a significant cost reduction since we charge clients an average of $7 per hour for our services, which is generally significantly less than the hourly rate for a human security guard. In addition, ADMs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection, that are delivered consistently, on a 24 hour, 7 day per week basis, without human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

Manufacturing and Suppliers

Knightscope assembles its machines at its Mountain View, California headquarters from components manufactured by more than 20 suppliers. Minarik Automation & Control (a division of Kaman Corporation), based in Indiana, and Velodyne LiDAR and EandM, each based in California, are the Company’s top three suppliers by spending. The Company is not highly reliant on any one supplier and believes it can easily source components from other suppliers and has done so when necessary. More than 80% of our components are manufactured in the United States. The manufacturing lead-time for 2/3 of the Company’s components is 30 days or less, with the remainder requiring up to 90 days.

Research and Development

In 2015 and 2016, we spent $378,418 and $333,069 respectively, for research and development. We expect to continue to incur significant expenditures on research and development. Our research and development efforts will focus primarily on the development of base technology as well as scaling efforts. In addition, we will continue to develop visible and concealed weapon detection technology to add to our platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

Employees

We currently have 32 full-time employees working primarily out of Mountain View, California. Two of our employees are based outside California, in Illinois and Texas. In addition, we currently engage 2 part-time paid interns. To date, over 7,000 candidates have applied to work at Knightscope.

Intellectual Property

The Company holds a patent covering its ADMs (“Autonomous Data Machines and Systems” U.S. Patent No. 9,329,597). We filed three provisional patents, covering the ADMs’ behavioral autonomous technology, the parking monitor feature and the security data analysis and display features of the KSOC. The Company has trademarked its name. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

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Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2016.

Results of Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary K5 Autonomous Data Machine (ADM), K3 Autonomous Data Machine and the Knightscope Security Operations Center (KSOC), primarily through funding from both strategic and private investors. The first version of the Company’s flagship Knightscope K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. Currently, the Company operates on a Machine-as-a-Service (MaaS) business model; we have charged customers an average of $7 per hour per ADM since June 2016, which includes maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

To date, our ADMs have collectively travelled a total distance of over 70,000 miles and have operated over 125,000 hours. These machines are fully autonomous including autonomous recharging. There is minimal to no downtime as the machines are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies, as well on the development of new features that will be added to new models of the ADMs. We are also working on the development and eventual production of the K7 ADM, which will be built on a four wheel architecture and have the capability to operate in more rugged terrain. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters.

Year ended December 31, 2015 Compared to Year ended December 31, 2016

For the year ended December 31, 2015, we recognized net revenues of $29,770 from 2 clients, most of which came in the last months of the fiscal year. For the year ended December 31, 2016, the Company recorded significantly higher net revenues of $ 420,425 from corporate campus, retail, industrial and healthcare clients, an increase of more than 1,312%. The change is largely a result of an increase in the number of paying clients and a change in contract terms. While in 2015 customers initially opted for flexible payment arrangements suitable for a pilot, the vast majority of the Company’s revenues in 2016 are a result of contracts with a typical term of 12 months based on full price. The number of machines-in-network and customer orders increased significantly in 2016. At December 31, 2016, we had operations with a total 9 clients and 15 machines-in-network with orders for an additional 19 machines under contract with deposits.

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Cost of goods sold consists of maintenance and depreciation of machines-in-network. Due to a large increase in production and sales, cost of goods sold for the year ended December 31, 2016 was $176,508 compared to $8,823 for the year ended December 31, 2015, representing an increase of 1,900.54%. Additionally, gross margins grew from $20,947 in 2015 to $243, 917 in 2016, an increase of more than 1,064%.

Offsetting gross revenues are the Company’s operating expenses, which largely consist of compensation and benefits, general and administrative expenses, research and development, professional fees, and sales and marketing expenses. In 2016, we spent $3,239,359 on compensation and benefits, compared to $2,123,958 in 2015, an increase of 52.5%, as we significantly increased the number of employees and increased salaries to match market rates.

The majority of professional fees, which totaled $210,083 in 2016, compared to $168,780 in 2015, an increase of 24.47%, were incurred on legal expenses associated with our various fundraising, capital raising and contract negotiation activities. We outsource accounting, taxes and human resource functions to third-party providers.

Our general and administrative expenses have increased significantly from $654,844, in the year ended December 31, 2015, to $1,264,826 in the year ended December 31, 2016, an increase of 93%. This change reflects a significant increase in our marketing expenditures and operating costs as we continue to grow, expand, and invest more in fundraising efforts. As the Company has grown, it has been necessary to lease additional development and production space. Monthly lease obligations have grown from $14,250 per month plus 50% of common area operating costs in 2015 to $34,185 per month plus a 100% common area cost allocation as of December 31, 2016, an increase of approximately 140%.

As our product and service offerings have reached commercial viability, and production became much more efficient, our overall research and development spending has decreased by approximately 12% in the year ended December 31, 2016 to $333,069 from $378,418 in the same period in 2015.

Marketing and promotion is imperative to our sales efforts. To drive further sales, we significantly increased our expenditures on advertising and total marketing and promotion costs for the year ended December 31, 2016 to $571,681 as compared to only $53,927 in 2015, an increase of 960.1%.

The result of the foregoing is that we incurred a net loss of $5,472,547 in 2016, compared to a net loss of $3,392,277 in 2015.

Liquidity and Capital Resources

As of December 31, 2016, the Company’s cash on hand was $2,747,647 and its Current Assets were $5,285,772. The Company’s operations have been financed to date by a combination of revenue, bank, and other sources of, debt and equity investment capital.

Issuance of Preferred Stock; Convertible Notes

Since inception, the Company funded operations through the issuance of equity securities. Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,520,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,652,250 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,334 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. As of December 31, 2016 and as of March 31, 2017, the Company has no convertible debt outstanding. As part of its compensation arrangement with SI Securities, LLC, the sole and exclusive placement agent for the Regulation A Offering, the Company issued a warrant to SI Securities, LLC, to purchase up to a total of 5% of the shares of Series m Preferred Stock issued and sold by the Company.

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Regulation A Offering; Issuance of Series m Preferred Stock

The Company commenced the Regulation A Offering in January 2017. It is offering to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. The net proceeds of a fully subscribed offering, after total offering expenses and commissions, will be approximately $18.3 million. The net proceeds of this offering will be used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology to add to our platform, and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

Credit Facilities

On April 10, 2015, we entered into a debt facility with Silicon Valley Bank, which provided the Company with a line of credit up to $1,250,000. The Company terminated the loan and paid it back in its entirety as of October 18, 2016.

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to sponsor the production of its ADMs in order to meet client order demands.

Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

The Company currently has no material commitments for capital expenditures.

Trend Information

We have experienced a consistently increasing demand for our technology since the beginning of 2016. Coupled with regular and widespread media coverage in the United States and abroad, our Company received a number of orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased not only our reach but has also allowed us to realize efficiencies in the generation of new clients and rollout of our technology – both in time and cost.

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 machines during 2017. It is for this reason that the Company must quickly and efficiently scale to be able to meet incoming orders.

We expect the costs of advertising, marketing and promotions to continue to increase in 2017 as we seek to expand sales nationally and as we promote the Regulation A Offering.

Furthermore, we believe that the K7 ADM, when ready for commercialization, will allow us to enter previously unavailable markets and further extend the reach of our technology nationwide.

Due to numerous geopolitical events, as well as various high profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. In addition, we continue to receive substantial interest from potential clients outside of the United States and view international expansion as an attractive option for future consideration. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

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Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers, or “Board of Management,” and sole director are listed below. The members of the Board of Management are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position
Executive Officers:
William Santana Li	Chairman and CEO	47	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	VP Marketing & Sales	45	Appointed to indefinite term of office November 4, 2015
Mercedes Soria	VP Software Engineering	43	Appointed to indefinite term of office November 4, 2015
Aaron J. Lehnhardt	VP Design	44	Appointed to indefinite term of office November 4, 2015
Jack M. Schenk	VP Business Development	49	Appointed to indefinite term of office December 1, 2015
Sole Director:
William Santana Li	Chairman and CEO	47	Appointed to indefinite term of office April 5, 2013

William Santana Li, Chairman and CEO

Bill Li has served as our Chairman and CEO since April 2013. He is an American entrepreneur with over 25 years of experience gained from several global assignments in the automotive sector and through founding and leading a number of startups. During his career at Ford Motor Company from 1990 to 1999, Bill focused on four continents and held over 12 business and technical positions.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million, Bill founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

After successfully establishing GreenLeaf, Bill was recruited by SOFTBANK Venture Capital to establish and serve as the President and CEO of the Model E Corporation; a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Bill also founded Carbon Motors Corporation* in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Bill earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria.

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Stacy Dean Stephens, VP Marketing & Sales

Stacy Dean Stephens is our VP of Marketing and Sales and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation* with Bill, where he led marketing operations, sales, product management, partnership marketing and customer service. At Carbon Motors, Stacy established the “Carbon Council”, a customer interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

Prior to co-founding Carbon Motors Corporation, Stacy served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Stacy was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Stacy studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (IACP) and also sits on the IACP Division of State Associations of Chiefs of Police (SACOP) SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mercedes Soria, VP Software Engineering

Mercedes Soria is our VP of Software Engineering and has been with Knightscope since April 2013. Mercedes is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Mercedes led IT strategy development at Carbon Motors Corporation* from 2011 until 2013. From 2002 to 2010, Mercedes was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002 she worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Mercedes obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to William Santana Li.

Aaron J. Lehnhardt, VP Design

Aaron Lehnhardt has served as our VP of Design since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Aaron served as Chief Designer of Knightscope. As co-owner of Lehnhardt Creative LLC from 2002 until April 2013, Aaron worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Aaron was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

Aaron began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

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Aaron earned his Bachelor of Fine Arts in Transportation Design from the College For Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College For Creative Studies.

Jack M. Schenk, VP Business Development

Jack Schenk serves as our VP of Business Development and has been with the Company since December 2015. He has over 25 years of experience in security operations, including in physical security, systems integration and intelligence gathering software platforms.

Jack’s career in security began with his service in the Israel Defense Forces (IDF), where he was ultimately assigned to covert operations and intelligence-related positions. He joined Securitas Security Services in 1995, following his military service. Until 2011, Jack held numerous executive roles at Securitas, including Vice President Sales and Marketing, West Coast Region. Jack also led the team responsible for landing Securitas’ then-largest company contract.

From 2011 to 2014 Mr. Schenk was Senior Vice President of Sales at SDI Solutions, a leading systems integrator specializing in mission-critical technologies and infrastructure. He was also a member of the mergers and acquisitions team, where he led the integration of sales processes from numerous acquisitions that expanded SDI’s footprint to the national level.

Most recently, Jack served as Executive Vice President of Sales at Geofeedia, a location-based, social media monitoring company where he managed Geofeedia’s sales initiatives and launched the corporate security practice, which was responsible for adding numerous Fortune 100 customers to GeoFeedia’s book of business.

Jack attended Loyola University of Chicago. He is active in ASIS, the International Association of Healthcare Safety and Security, the International Association of Chiefs of Police, Building Owners and Managers Association and the Special Agents Association.

* Carbon Motors Corporation filed for Chapter 7 liquidation in June of 2013.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2013, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2013 Cash Compensation	2013 Other Compensation	2013 Total Compensation
William Santana Li	Chairman and CEO	$0	$0	$0
Stacy Dean Stephens	VP Marketing & Sales	$0	$0	$0
Mercedes Soria	VP Software Engineering	$0	$0	$0
Aaron J. Lehnhardt	VP Design	$0	$0	$0
Jack M. Schenk	VP Business Development	N/A	N/A	N/A

For the fiscal year ended December 31, 2014, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2014 Cash Compensation	2014 Other Compensation	2014 Total Compensation
William Santana Li	Chairman and CEO	$108,500	$12,115	$120,615
Stacy Dean Stephens	VP Marketing & Sales	$106,00	$0	$106,000
Mercedes Soria	VP Software Engineering	$108,500	$6,971	$115,471
Aaron J. Lehnhardt	VP Design	$108,500	$6,971	$115,471
Jack M. Schenk	VP Business Development	N/A	N/A	N/A

11

For the fiscal year ended December 31, 2015, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2015 Cash Compensation	2015 Other Compensation	2015 Total Compensation
William Santana Li	Chairman and CEO	$254,167	$24,230	$278,397
Stacy Dean Stephens	VP Marketing & Sales	$130,000	$0	$130,000
Mercedes Soria	VP Software Engineering	$179,167	$2,091	$181,258
Aaron J. Lehnhardt	VP Design	$179,167	$4,403	$183,570
Jack M. Schenk	VP Business Development	$12,500	$0	$12,500

For the fiscal year ended December 31, 2016, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2016 Cash Compensation	2016 Other Compensation	2016 Total Compensation
William Santana Li	Chairman and CEO	$262,500.02	$24,230	$286,730.02
Stacy Dean Stephens	VP Marketing & Sales	$140,000.00	$0	$140,000.00
Mercedes Soria	VP Software Engineering	$243,749.96	$32,554	$276,303.96
Aaron J. Lehnhardt	VP Design	$195,000.08	$5,075	$200,075.08
Jack M. Schenk	VP Business Development	$175,882.72	$17,017	$192,899.72

Other than cash compensation, health benefits and stock options, no other compensation was provided. The Company’s one director did not receive any compensation in connection with his directorship.

Employee and Service Provider Equity Incentive Plans

The company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “administrator” of the plan.

Authorized Shares. Stock options for the purchase of 2,693,800 shares of our Class B Common Stock are outstanding under our 2014 Plan and an additional 187,200 shares of our Class B Common Stock have been reserved for issuance pursuant to our 2014 Plan. A total of 1,748,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,881,000 shares).

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

12

Stock Options. The 2014 Plan was terminated as of December 21, 2016, the date on which Knightscope, Inc.’s Amended and Restated Certificate of Incorporation became effective. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Item 4. Security Ownership of Management and Certain Security holders

The tables below show, as of March 31, 2017, the security ownership of the Company’s sole director, executive officers owning 10% or more of the Company’s voting securities and other investors who own 10% or more of the Company’s voting securities.

BENEFICIAL OWNERSHIP OF EACH CLASS OF VOTING SECURITIES (OFFICERS, DIRECTORS AND 10% STOCKHOLDERS)
Beneficial Owner	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Aquirable (Stock Options)(1)	Percent of Class	Total Voting Power(2)
Executive Officers Owning Over 10% of Common Stock
William Santana Li	Class B Common	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%
Stacy Dean Stephens	Class B Common	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	29.47%	12.58%

Stockholders Owning Over 10% of Common Stock
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%
Stacy Dean Stephens	Class B Common Stock	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	29.47%	12.58%

Stockholders Owning Over 10% of Preferred Stock
NetPosa Technologies (Hong Kong) Limited	Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	0	17.15%	10.28%
DOCOMO Innovation Fund Partnership	Preferred Stock	Ark Mori Building 31st Floor, 1-12-32 Akasak, Minato-Ku. Tokyo, Japan	1,667,779	0	11.67%	7.00%

Directors
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%

All current officers and directors as a group	Class B Common Stock		10,000,000	1,220,770	98.43%	44.78%

13

BENEFICIAL OWNERSHIP OF ALL VOTING SECURITIES (10% STOCKHOLDERS)
Name of Stockholder	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Aquirable (Stock Options)(1)	Percent of All Voting Securities	Total Voting Power(2)
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	30.49%	31.27%
Stacy Dean Stephens	Class B Common Stock	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	12.62%	12.58%
NetPosa Technologies (Hong Kong) Limited	Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	0	10.02%	10.28%

All current officers, directors, and 10% stockholders as a group			12,450,860	1,220,770	53.22%	54.56%

____________

(1)	Consists of shares of stock acquirable within 60 days of March 31, 2017, including upon the exercise of vested stock options.
(2)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series m Preferred Stock and Class A Common Stock are entitled to one vote per share.

14

Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None.

15

Item 7. Financial Statements

Knightscope, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2016 and 2015

16

KNIGHTSCOPE, INC.

F-1

To the Board of Directors of

Knightscope, Inc.

Mountain View, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado

April 19, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-3

KNIGHTSCOPE, INC.

BALANCE SHEETS

As of December 31, 2016 and 2015

	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$2,747,647	$6,141,642
Accounts receivables	11,484	9,992
Other receivables	135,295	-
Deferred offering costs	301,888	-
Prepaid expenses	162,957	130,445
Raw materials	574,751	-
Machines in process	94,831	345,615
Finished machines	1,256,919	-
Total Current Assets	5,285,772	6,627,694

Non-Current Assets:
Property and equipment at cost, net	804,164	709,566
Software at cost, net	1,280	4,009
Deposits	89,250	36,347
Other non-current assets	149,304	27,408
Total Non-Current Assets	1,043,998	777,330

TOTAL ASSETS	$6,329,770	$7,405,024

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

KNIGHTSCOPE, INC.

BALANCE SHEETS

As of December 31, 2016 and 2015

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$769,959	$306,100
Accrued expenses	185,136	37,065
Financing obligation, current	19,662	6,793
Convertible notes payable	-	540,000
Promissory notes payable, current	204,021	333,333
Total Current Liabilities	1,178,778	1,223,291

Long-Term Liabilities:
Financing obligation, long term	20,388	3,991
Promissory notes payable, long term	829,167	-
Customer deposits	194,897	20,000
Deferred rent liability	28,933	38,581
Total Long-Term Liabilities	1,073,385	62,572

Total Liabilities	2,252,163	1,285,863

Stockholders' Equity:
Series m preferred stock, $0.001 par, 6,666,666 shares authorized, no shares issued and outstanding at December 31, 2016 and 2015.	-	-
Series B convertible preferred stock, $0.001 par, 4,949,386 shares authorized, 4,653,583 and 3,014,559 shares issued and outstanding at December 31, 2016 and 2015, respectively. Liquidation preference of $9,493,775 and $6,150,002 as of December 31, 2016 and 2015, respectively.	4,654	3,015
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 shares issued and outstanding at December 31, 2016 and 2015. Liquidation preference of $7,981,649 as of December 31, 2016 and 2015.	8,936	8,936
Class A Common Stock, $0.001 par, 35,288,893 shares authorized, no shares issued and outstanding as of December 31, 2016 and 2015.	-	-
Class B Common Stock, $0.001 par, 26,873,413 shares authorized, 10,179,000 shares issued and outstanding as of December 31, 2016 and 2015.	10,179	10,179
Additional paid-in capital	14,860,071	11,430,717
Accumulated deficit	(10,806,233)	(5,333,686)
Total Stockholders' Equity	4,077,607	6,119,161

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,329,770	$7,405,024

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2016 and 2015

	2016	2015

Net revenues	$420,425	$29,770
Cost of net revenues	176,508	8,823
Gross Profit (Loss)	243,917	20,947

Operating Expenses:
Compensation & benefits	3,239,359	2,123,958
General & administrative	1,264,826	654,844
Research & development	333,069	378,418
Sales & marketing	571,681	53,927
Professional fees	210,083	168,780
Total Operating Expenses	5,619,018	3,379,927

Loss from operations	(5,375,101)	(3,358,980)

Other Income (Expense):
Interest expense	(98,908)	(34,017)
Non-operating income	1,462	720
Total Other Income (Expense)	(97,446)	(33,297)

Net Loss	$(5,472,547)	$(3,392,277)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,179,000	10,099,667
Net loss per common share
-Basic and Diluted	$(0.54)	$(0.34)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

KNIGHTSCOPE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2016 and 2015

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Class B Common Stock		Class A Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity

Balance at December 31, 2014	8,815,942	$8,816	-	$-	10,060,000	$10,060	-	$-	$5,143,552	$(1,941,409)	$3,221,019

Stock based compensation	-	-	-	-	-	-	-	-	41,108	-	41,108
Exercise of stock options	-	-	-	-	119,000	119	-	-	18,921	-	19,040
Issuance of Series A Preferred Stock	120,073	120	-	-	-	-	-	-	107,130	-	107,250
Issuance of Series B Preferred Stock	-	-	3,014,559	3,015	-	-	-	-	6,146,990	-	6,150,005
Offering costs	-	-	-	-	-	-	-	-	(26,984)	-	(26,984)
Net loss	-	-	-	-	-	-	-	-	-	(3,392,277)	(3,392,277)

Balance at December 31, 2015	8,936,015	$8,936	3,014,559	$3,015	10,179,000	$10,179	-	$-	$11,430,717	$(5,333,686)	$6,119,161

Stock based compensation	-	$-	-	$-	-	$-	-	$-	$98,700	$-	$98,700
Beneficial conversion feature on Series B Preferred Stock	-	-	-	-	-	-	-	-	44,266	-	44,266
Conversion of notes payable to Series B Preferred Stock	-	-	331,578	332	-	-	-	-	574,634	-	574,966
Issuance of Series B Preferred Stock	-	-	1,307,446	1,307	-	-	-	-	2,666,022	-	2,667,329
Issuance of Series B Preferred Stock warrants	-	-	-	-	-	-	-	-	70,742	-	70,742
Offering costs	-	-	-	-	-	-	-	-	(25,010)	-	(25,010)
Net loss	-	-	-	-	-	-	-	-	-	(5,472,547)	(5,472,547)

Balance at December 31, 2016	8,936,015	$8,936	4,653,583	$4,654	10,179,000	$10,179	-	$-	$14,860,071	$(10,806,233)	$4,077,607

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-7

KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities
Net Loss	$(5,472,547)	$(3,392,277)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	178,032	52,528
Stock compensation expense	98,700	41,108
Beneficial conversion feature on convertible note conversion	44,266	-
Amortization on Series B preferred stock warrants	3,930	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(1,492)	(9,992)
(Increase)/Decrease in other receivable	(135,295)	-
(Increase)/Decrease in other assets	(76,265)	(27,408)
(Increase)/Decrease in raw materials	(574,751)	-
(Increase)/Decrease in machines in process	250,784	(345,615)
(Increase)/Decrease in finished machines	(1,256,919)	-
Increase/(Decrease) in deferred offering costs	(301,888)	-
Increase/(Decrease) in prepaid expenses	(32,512)	(25,739)
Increase/(Decrease) in deposits	(52,903)	(17,747)
Increase/(Decrease) in accounts payable	463,860	246,511
Increase/(Decrease) in accrued expenses	156,180	8,677
Increase/(Decrease) in customer deposits	174,897	20,000
Increase/(Decrease) in deferred rent	(9,648)	13,581
Increase/(Decrease) in payroll liabilities	10,003	(394)
Increase/(Decrease) in accrued interest payable	16,854	18,203
Net Cash Used In Operating Activities	(6,516,714)	(3,418,564)

Cash Flows From Investing Activities
Costs of property and equipment	(269,902)	(649,931)
Capitalized patent and trademark expenditures	(45,630)
Capitalized software development expenditures	-	(2,195)
Net Cash Used In Investing Activities	(315,532)	(652,126)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	-	19,040
Proceeds from issuance of preferred stock	2,667,329	6,257,255
Offering costs	(25,010)	(26,984)
Net proceeds/(repayments) from financing obligations	29,265	(6,692)
Proceeds from promissory notes payable, net of repayments	766,667	333,333
Issuance of convertible notes payable	-	540,000
Net Cash Provided By Financing Activities	3,438,251	7,115,952

Net Change In Cash	(3,393,995)	3,045,262

Cash at Beginning of Period	6,141,642	3,096,380
Cash at End of Period	$2,747,647	$6,141,642

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$27,817	$15,805

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$574,966	$-
Issuance of Series B preferred stock warrants	$70,742

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-8

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, build, deploys, and supports advanced physical security technologies.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company had cash balances exceeding FDIC insured limits by $2,497,647 and $5,891,642, respectively.

Raw Materials

The raw materials balance as of December 31, 2016 consists of direct materials and supplies used in the manufacturing of robots. Materials are primarily maintained on the first-in, first-out method.

Machines in Process

The machines in process balances as of December 31, 2016 and 2015 consist of components used to manufacture robots.

Finished Machines

The finished machines balances as of December 31, 2016 consists of machines completed but held in inventory awaiting deployment and are valued using a standard bill of materials.

See accompanying Independent Auditor’s Report

F-9

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2016 and 2015 was not necessary.

Capital Assets

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property, equipment, and software is included in general and administrative expenses and amounted to $72,623 and $43,705 for the years ending December 31, 2016 and 2015, respectively, and $105,409 and $8,823 of depreciation expense was included in cost of net revenues for the years ended December 31, 2016 and 2015, respectively. Capital assets as of December 31, 2016 and 2015 are as follows:

	2016	2015

Computer equipment	$40,778	$28,005
Furniture, fixtures & equipment	263,229	195,706
Machines held for service	697,147	529,381
Leasehold improvements	44,509	22,670
	1,045,663	775,762
Accumulated Depreciation	(241,499)	(66,196)
Property and Equipment, net	$804,164	$709,566

Depreciation Expense	$175,304	$50,348

Software (website and related)	$8,185	$8,185
Accumulated Amortization	(6,905)	(4,176)

Software, net	$1,280	$4,009

Amortization Expense	$2,729	$2,180

See accompanying Independent Auditor’s Report

F-10

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company invoices for security technology services on a monthly or annual basis and recognizes revenue in accordance with the terms of the service agreements. Costs for machines in service is depreciated to the cost of net revenues over the life of the machine.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

See accompanying Independent Auditor’s Report

F-11

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

Research & Development Costs

Research and development costs are expensed as incurred. Total expenses related to research and development was $333,069 and $378,418 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2016	2015
Series A Preferred Stock (convertible to common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to common stock)	4,653,583	3,014,559
Convertible notes (convertible to Series B Preferred Stock)*	-	273,616
Warrants to purchase common stock	44,500	44,500
Warrants to purchase Series B Preferred (convertible to common stock)	53,918
Stock options	2,693,800	1,478,800
Total potentially dilutive shares	16,337,316	13,747,490

*: Convertible notes potential shares calculated based on latest preferred stock issuance pricing of $2.0401, applied at the 15% discount per the note agreements. See Note 5 for more information.

See accompanying Independent Auditor’s Report

F-12

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

As all potentially dilutive securities are anti-dilutive as of December 31, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: STOCKHOLDERS’ EQUITY

The Company has authorized 62,162,306 shares of $0.001 par value common stock, with common stock designated as 35,288,893 shares of Class A Common Stock and 26,873,413 shares of Class B Common Stock, 20,568,861 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock, 4,949,386 shares of Series B Preferred Stock, and 6,666,666 shares of Series m Preferred Stock.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of $0.0536, $0.1224, and $0.18000 per share for Series A, Series B, and Series m preferred stock, respectively. The preferred stock are subject to an optional conversion right, where the Series A and Series B are convertible into fully paid and non-assessable shares of Class A Common Stock and Class B Common Stock, respectively, at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932, $2.0401, and $3.00 per share for Series A Preferred Stock, Series B preferred stock and Series m preferred stock, respectively. The liquidation preferences totaled $17,475,423 and $14,131,650 as of December 31, 2016 and 2015, respectively. Preferred stockholders vote on an as converted basis and Class B Common Stock have a voting right preference multiplier of 10.

Common Stock

As of December 31, 2016 and 2015, 10,179,000 shares of common stock were issued and outstanding. Pursuant to the amended and restated articles of incorporation filed in December 2016, all outstanding shares of common stock were converted to Class B Common Stock. The Company has reserved 4,629,814 shares of its common stock pursuant to the 2016 Equity Incentive Plan as of December 31, 2016 and 3,000,000 shares of common stock pursuant to the 2014 Equity Incentive Plan as of December 31, 2015. 2,693,800 and 1,478,800 stock options are outstanding as of December 31, 2016 and 2015, respectively.

Convertible Preferred Stock

As of December 31, 2016 and 2015, 8,936,015 shares of Series A preferred stock were issued and outstanding. As of December 31, 2016 and 2015, respectively, 4,653,583 and 3,014,559 shares of Series B preferred stock were issued and outstanding.

The Company issued its Series B Preferred Stock during 2015 and 2016, resulting in the issuance of 4,653,583 shares of Series B preferred stock at an issuance price of $2.0401 per share. These issuances provided cash proceeds of $2,667,329 and $6,150,005 for the years ended December 31, 2016 and 2015, respectively. As discussed in Note 4, convertible notes payable were converted to preferred stock in October 2016, resulting in the issuance of 331,578 shares of Series B preferred stock included in outstanding shares as of December 31, 2016, relieving principal and accrued interest of $574,966 on the convertible notes payable.

See accompanying Independent Auditor’s Report

F-13

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

Effective December 23, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,666,666 shares of its Preferred Stock (referred to as Series m Preferred) to accredited and non-accredited investors in a Regulation A offering. As of December 31, 2016, no shares have been issued.

NOTE 4:  FINANCING ARRANGEMENTS

Term Loan

In April 2015, the Company entered into a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of December 31, 2016 and 2015, $0 and $333,333 of principal remained outstanding on the term loan. The term loan matured in October 2016. Interest expense on the term loan during the years ended December 31, 2016 and 2015 was $6,524 and $15,664, respectively. 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 6.

Loan Payable

In April 2016, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of December 31, 2016, $36,059 of principal remained outstanding on the financing agreement. Interest expense on the financing agreement during the year ended December 31, 2016 was $1,126.

Venture Debt

In November 2016, the Company entered into a venture debt agreement for $1,100,000 collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. Outstanding borrowings under the term loan agreement bear interest at 8.5% above the prime rate per annum (12.25% at December 31, 2016). Interest expense on the venture debt during the year ended December 31, 2016 was $20,167. 53,918 Series B warrants were issued in conjunction with this note agreement, as discussed in Note 6.

See accompanying Independent Auditor’s Report

F-14

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

The following are the minimum debt obligations on the Company’s financing agreement’s principal:

December 31,	Debt Obligations

2017	$227,601
2018	429,941
2019	442,458
$1,100,000

Convertible Notes Payable – 2015 issuances

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

In October 2016, all of these convertible notes were converted, inclusive of accrued and unpaid interest of $34,966, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 331,578 shares of Series B preferred stock and a conversion price of $1.73 per share based on a 15% discount under the notes’ terms. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible note based on the issuance date fair value of the Company’s stock and the 15% conversion discount. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Beneficial conversion features were recorded as note discounts at the conversion dates of the notes resulting in the recognition of a conversion discount in the amount of $44,266 during the year ended December 31, 2016.

NOTE 5:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

See accompanying Independent Auditor’s Report

F-15

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

	2016	2015
Deferred tax assets:
Tax Credit for Increasing Research	$193,519	$102,212
Net operating loss carryforward	4,231,067	2,178,899
Deferred tax liabilities:
Property and equipment	(35,031)	(95,868)
Net deferred tax assets and liabilities	4,389,555	2,185,243
Valuation allowance	(4,389,555)	(2,185,243)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, valuation allowances of $4,389,555 and $2,185,243 were recorded for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016 and 2015. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $10,626,093 and $5,469,893, which may be carried forward and will expire if not used between 2033 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above. The Company have accumulated research and development tax credits of $193,519 and $102,212 as of December 31, 2016 and 2015, respectively.

NOTE 6: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 4 – Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

See accompanying Independent Auditor’s Report

F-16

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

On November 7, 2016, the Company issued 53,918 warrants to purchase shares of series B preferred stock in connection with the Venture Debt Agreement (see Note 4 – Financing Arrangements). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in the Company’s Qualified IPO, (3) the Reg A Price, or (4) $2.0401 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation. The fair-value of Series B warrants of $70,742 was recorded as discounts to the underlying venture debt at the execution date of the venture debt resulting in the recognition of interest expense in the amount of $3,930 during the year ended December 31, 2016. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair market value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

Stock Plan

The Company has adopted the 2016 Equity Incentive Plan, (the “2016 Plan”), which replaces the 2014 Equity Incentive Plan (the “2014 Plan”) and provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Upon termination of the 2014 Plan all shares granted revert to the 2016 Plan. Under the 2016 Plan, the number of shares authorized was 4,629,814 and 3,000,000 shares as of December 31, 2016 and 2015, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the 2016 Plan and the 2014 Plan, respectively, amounted to 1,936,014 and 1,402,200 as of December 31, 2016 and 2015, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	1,478,800	$0.237	1,990,000	$0.235
Granted	1,245,000	$0.597	135,000	$0.250
Exercised	-		(119,000)	$0.160
Forfeited	(30,000)	$0.154	(527,200)	$0.248
Outstanding - end of year	2,693,800	$0.401	1,478,800	$0.237

Exercisable at end of year	1,200,334	$0.281	664,404	$0.224

See accompanying Independent Auditor’s Report

F-17

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

Weighted average grant date fair value of options granted during year	$0.261	$0.115

Weighted average duration (years) to expiration of outstanding options at year-end	8.36	5.40

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2016 and 2015 are as follows:

	2016	2015

Risk Free Interest Rate	1.14%-1.73%	1.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	53.00%	52.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.26	$0.12

Stock-based compensation expense of $98,700 and $41,108 was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $97,581 and $83,213 for the years December 31, 2016 and 2015, respectively, which will be recognized over a weighted average period of 47 and 27 months as of December 31, 2016 and 2015, respectively.

See accompanying Independent Auditor’s Report

F-18

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

NOTE 7: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space. The lease term commenced June 1, 2016 and expires on July 31, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250. The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

The following are the minimum future lease obligations on the Company’s lease agreements:

December 31,	Lease Obligations

2017	$399,520
2018	226,860
$666,380

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of December 31, 2016. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

See accompanying Independent Auditor’s Report

F-19

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. The Company has implemented this pronouncement, as described in Note 10.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: GOING CONCERN:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 9, the Company has adopted ASU 2014-15 and followed this guidance in assessing the going concern assumption.

Although the Company has commenced planned principal operations, it has not generated meaningful revenues or profits since inception through December 31, 2016 and has sustained net losses of $5,472,547 and $3,392,277 for the years ended December 31, 2016 and 2015, respectively. Although these factors, among others, could raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued, the Company has secured approximately $1 million in total contract value in 2017 alone and has conducted numerous closings in its ongoing Series m Preferred Stock Offering, relieving the risk of a going concern issue during the aforementioned period of time.

See accompanying Independent Auditor’s Report

F-20

KNIGHTSCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2016 and 2015

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management primarily based the conclusion on the inception-to-date cumulative losses, lack of operating history, lack of meaningful revenues in 2015 and 2016, and the progress made on completing the product for market against the substantial sales pipeline, ongoing equity financing closings, and operations now scaling across 17 clients, in 16 cities across 5 states. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of interim information subsequent to December 31, 2016, and projections of future operating results, which were given less weight due to the subjective nature of projections. Management’s plans relevant to the going concern assessment included the following considerations:

1.	The Company will continue to market its primary product and expects to continue to realize substantial cash flows.
2.	The Company has commenced expansion nationwide. The Company anticipates significant revenues from both in its home state of California as well as its expansion across the U.S.
3.	The Company will continue to raise capital from existing shareholders and third parties as necessary to fund its operating needs. Its current Series m Preferred Stock offering contemplates raising up to $20 million in a Reg A+ Tier II “mini-IPO”.

Management concluded that its 2017 actual and plans successfully alleviate any doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 11: SUBSEQUENT EVENTS:

Series m Preferred Stock Closings

The Company commenced its Series m Preferred Stock on January 10, 2017 and under the regulatory framework, governed by the U.S. Securities & Exchange Commission, has up to 12 months to complete the financing on a rolling close basis. The financing contemplates raising up to $20 million in new equity. Several closings have occurred to date and Management expects the transaction will be successfully completed within the allotted time. The Company will publicly file the results upon the completion of the transaction.

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

F-21

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	1-A/A	2.1	December 21, 2016
2.2	Bylaws	1-A/A	2.2	December 7, 2016
4	Form of Subscription Agreement	1-A/A	4	December 7, 2016
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement, Dated November 7, 2016	1-A/A	6.3	December 7, 2016

17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on April 28, 2017.

Knightscope, Inc.
/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 28, 2017

18